Exhibit 99.1

NEWS RELEASE

Fortuna reports solid production of 116,570 gold equivalent ounces for the second quarter of 2024

Vancouver, July 9, 2024: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) reports production results for the second quarter of 2024 from its five operating mines in West Africa and Latin America.

Q2 2024 Production highlights

•	Gold equivalent production of 116,570 ounces[1]; a 25 percent increase compared to Q2 2023 (93,454 oz Au Eq)[2] and a 4 percent increase compared to Q1 2024 (112,543 oz Au Eq)[3]

•	Gold production of 92,716 ounces; a 44 percent increase over Q2 2023 (64,348 oz Au)[2] and a 3 percent increase compared to Q1 2024 (89,678 oz Au)[3]

•	Silver production of 990,574 ounces; a 22 percent decrease over Q2 2023 (1,262,561 oz Ag)[2]

•	Zinc and lead production of 13.0 million and 10.5 million pounds; 7 percent decrease and 3 percent increase over Q2 2023, respectively

Consolidated gold and silver production for the first six months of 2024 totaled 182,394 ounces and 2.1 million ounces, respectively, or 229,113 ounces of gold equivalent, including lead and zinc by-products. Fortuna reiterates its 2024 annual production guidance range of 343 to 385 thousand ounces of gold and 4.0 to 4.7 million ounces of silver or between 457 and 497 thousand ounces of gold equivalent ounces4, including lead and zinc by-products (refer to Fortuna news release dated January 18, 2024).

Q2 2024 Consolidated Gold and Silver Production

	Gold Production (oz)		Silver Production (oz)
	Q2 2024	Q2 2023	Q2 2024	Q2 2023
Lindero Mine	22,874	25,456	-	-
Yaramoko Mine	31,447	29,002	-	-
Séguéla Mine	32,983	4,023	-	-
San Jose Mine	5,269	5,778	684,176	957,265
Caylloma Mine	143	89	306,398	305,296
Total	92,716	64,348	990,574	1,262,561

Notes:

1.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $2,334/oz Au, $29.1/oz Ag, $2,157/t Pb and $2,835/t Zn or Au:Ag = 1:80.19, Au:Pb = 1:1.08, Au:Zn = 1:0.82
2.	Refer to Fortuna news release: July 12, 2023, “Fortuna reports production of 93,454 gold equivalent ounces for the second quarter of 2023”
3.	Refer to Fortuna news release: April 8, 2024, ”Fortuna reports strong gold equivalent production of 112,543 ounces in the first quarter of 2024”
4.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,800/oz Au, $22/oz Ag, $2,000/t Pb and $2,500/t Zn or Au:Ag = 1:81.82, Au:Pb = 1:0.90, Au:Zn = 1:0.72

West Africa Region

Séguéla Mine, Côte d’Ivoire: Continued strong production

	Q2 2024	Q1 2024
Tonnes milled	318,457	394,837
Average tpd milled	3,461	4,339
Gold grade (g/t)	3.47	2.79
Gold recovery (%)	93.8	94.4
Gold production (oz)[1]	32,983	34,556

Note:

1.	Au Production includes doré only

Mining

Mine production totaled 420,222 tonnes of ore, averaging 3.03 g/t Au, and containing an estimated 40,912 ounces of gold from the Antenna, Ancien, and Koula pits. Movement of waste during the quarter totaled 2,495,838 tonnes, for a strip ratio of 6:1.

Production was mainly focused on the Antenna pit which produced 364,491 tonnes of ore to provide higher grade feed to the processing plant during the power supply issues detailed below. Mining at the Ancien and Koula pits provided the balance of ore production with 1,645,716 tonnes of the waste stripping occurring there.

Processing

In the second quarter of 2024, Séguéla produced 32,983 ounces of gold at an average head grade of 3.47 g/t Au, a 5 percent decrease and 24 percent increase, respectively, compared to the first quarter in 2024. Plant throughput for the quarter averaged 208 tonnes per hour, versus name plate design capacity of 154. Processed tonnes were constrained throughout the quarter due to power shedding from the national grid supplier due to failures at two power plants in Côte d’Ivoire. These outages are expected to be rectified, and normal power is expected to resume by the end of July. In the interim, the Company is sourcing backup diesel power generation capabilities. This will provide power should the current outages extend beyond the expected resumption of normal energy supply, or in the event of future outages. Séguéla’s 2024 production guidance of 126,000 to 138,000 oz Au remains unaffected.

Gold production for the first six months of 2024 totaled 67,539 ounces.

Yaramoko Mine, Burkina Faso: 16 percent higher production over Q1 2024

	Q2 2024	Q1 2024
Tonnes milled	121,391	107,719
Average tpd milled	1,319	1,456
Gold grade (g/t)	8.40	8.79
Gold recovery (%)	98.25	98.2
Gold production[1] (oz)	31,447	27,177

Note:

1.	Production includes doré only

In the second quarter of 2024, 121,391 tonnes of ore were treated at an average head grade of 8.40 g/t Au, producing 31,447 ounces of gold. This represents a 4 percent decrease in grade, and a 16 percent increase in production, compared to the first quarter in 2024. Processing operations at Yaramoko were also affected by grid power supply issues, however, our backup diesel generation supply mitigated the bulk of these constraints.

During the quarter, 89,991 tonnes of ore were mined averaging 7.81 g/t Au from 55 Zone, and 21,361 tonnes of ore averaging 8.89 g/t Au from QV Prime, totaling 111,352 tonnes averaging 8.02 g/t Au. In May, a rock burst occurred in the 55 Zone mine, which interrupted production for a period of 10 days. During this period, mine production in QV Prime continued, while the plant processed ore from existing surface stockpiles and QV Prime.

Drilling and development operations continued to extend the mining boundaries to the east and west of 55 Zone and demonstrate wider mineable widths than expected. In the third quarter, drilling will also focus on testing the potential for further strike extensions of 55 Zone, as well as testing the strike extensions that we currently see in QV Prime.

Gold production for the first six months of 2024 totaled 58,624 ounces.

Latin America Region

Lindero Mine, Argentina: In line to meet annual guidance; leach pad expansion on track

	Q2 2024	Q1 2024
Ore placed on pad (t)	1,408,791	1,547,323
Gold grade (g/t)	0.61	0.60
Gold production[1] (oz)	22,874	23,262

Note:

1.	Lindero production includes doré, gold-in-carbon and gold in copper concentrate

During the second quarter of 2024, ore mined was 1.8 million tonnes, with a stripping ratio of 0.7:1. A total of 1.4 million tonnes of ore were placed on the leach pad at an average gold grade of 0.61 g/t, containing an estimated 27,663 ounces.

Lindero’s gold production for the quarter was 22,874 ounces, comprised of 19,786 ounces in doré bars, 979 ounces of gold contained in rich fine carbon, 27 ounces contained in copper precipitate, and 2,082 ounces contained in cement precipitate. The 2 percent decrease in production, when compared to the previous quarter, is mainly explained by a planned eight-day maintenance shutdown of the high-pressure grinding rolls (HPGR) and the agglomeration plant, coupled with a period of lower mechanical availability of the front-end loaders. In line with the planned mining sequence, higher head grades and ore tonnage will be placed on the leach pad in the third quarter.

As of the end of June, the $51.8 million leach pad expansion project ($41.7 million capital investment in 2024) is approximately 58 percent complete. The construction package of the project commenced in January 2024, with contractors on site undertaking earthworks, construction of the impulsion line, and liner deployment. Procurement is 96 percent complete, with critical path items onsite. Pump manufacturing for the new impulsion line is on schedule and expected to arrive on site in July. Liner installation has commenced and contracts for the major mechanical works have been executed. The Company expects to start placing ore on the leach pad expansion in the fourth quarter of 2024.

Gold production for the first six months of 2024 totaled 46,136 ounces.

San Jose Mine, Mexico: Production in line to meet annual guidance

	Q2 2024	Q1 2024
Tonnes milled	176,214	181,103
Average tpd milled	1,980	2,182
Silver grade (g/t)	140	147
Silver recovery (%)	86.56	88.73
Silver production (oz)	684,176	759,111
Gold grade (g/t)	1.09	0.90
Gold recovery (%)	85.46	86.76
Gold production (oz)	5,269	4,533

In the second quarter of 2024, the San Jose Mine produced 684,176 ounces of silver, and 5,269 ounces of gold at average head grades of 140 g/t Ag and 1.09 g/t Au, respectively; reflecting a 10 percent decrease, and a 16 percent increase when compared to the first quarter of 2024. The processing plant milled 176,214 tonnes averaging 1,980 tonnes per day, and the grade profile for the period was consistent with the geological model.

During the first half of 2024, in alignment with the mining sequence and production plan, the operation conducted an intensive preparation campaign to position the mine for higher silver and gold production in the second half of the year. Management is currently evaluating its options of maintaining operations at the mine or putting the mine on care and maintenance, as Mineral Reserves are scheduled to be exhausted by year end.

Exploration drilling continues at the Yessi vein to provide better understanding of the economic potential of the mineralized zone.

Silver and gold production for the first six months of 2024 totaled 1,443,287 ounces and 9,802 ounces, respectively, on track to meet annual guidance.

Caylloma Mine, Peru: Steady-state operation

	Q2 2024	Q1 2024
Tonnes milled	136,543	137,096
Average tpd milled	1,552	1,540
Silver grade (g/t)	83	87
Silver recovery[1] (%)	83.75	82.08
Silver production (oz)	306,398	315,460
Lead grade (%)	3.83	3.48
Lead recovery (%)	91.28	90.55
Lead production (lbs)	10,524,868	9,530,584
Zinc grade (%)	4.80	4.46
Zinc recovery (%)	90.16	90.32
Zinc production (lbs)	13,040,343	12,182,745

Note:

1.	Metallurgical recovery for silver is calculated based on silver content in lead concentrate

The Caylloma Mine produced 306,398 ounces of silver at an average head grade of 83 g/t Ag in the second quarter of 2024, 3 percent and 5 percent lower, respectively, when compared to the previous quarter. Silver production for the first six months of 2024 totaled 621,858 ounces, in line to meet annual guidance.

Zinc and lead production was 13.0 and 10.5 million pounds, at average head grades of 4.80 % and
3.83%, respectively, a 7 and 10 percent increase when compared to the first quarter. Increased production is the result of higher head grades sourced from lower levels at the Animas vein. Zinc and lead production for the first six months of 2024 totaled 25.2 million pounds and 20.1 million pounds, respectively, well on track to meet the upper end of guidance for the year.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services of Fortuna, is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru, as well as the advanced exploration pre-development stage Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; statements reiterating the Company’s 2024 annual production guidance and the likelihood of the Company meeting such annual production guidance, including that gold production at the Lindero and Séguéla Mines, silver and gold production at the San Jose Mine and silver production at the Caylloma Mine are on-track to meet annual guidance; the expected timing for completion of the leach pad expansion project at the Lindero Mine, including the delivery of components to site, and the timing for the commencement of placing ore on the leach pad expansion; the Company’s expectations for the higher gold and silver production at the San Jose Mine in the second half of 2024; statements regarding the Company’s plans for the San Jose Mine; statements regarding the ongoing exploration at the Yessi vein at the San Jose Mine; expectations regarding the resumption of normal power to the Séguéla Mine by the end of July, and the Company’s attempts to mitigate any continued or future power outages; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; the Company’s ability to comply with contractual and permitting or other regulatory requirements; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations such as the Séguéla Mine; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict and the Israel – Hamas war, and the impacts such conflicts may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; the possibility that the appeal in respect of the ruling in favour of Compañia Minera Cuzcatlan S.A. de C.V. reinstating the environmental impact authorization (the “EIA”) at the San Jose Mine will be successful; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; labour relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected head grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that the appeal filed in the Mexican Collegiate Court challenging the reinstatement of the EIA will be unsuccessful; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.